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                       Filed by Acacia Research Corporation Pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                        Subject Company: CombiMatrix Corporation
                                                     Form S-4 File No. 333-87654



FOR IMMEDIATE RELEASE

                  ACACIA RESEARCH SETS DATE FOR SPECIAL MEETING
                     TO VOTE ON MERGER AND RECAPITALIZATION

NEWPORT BEACH, Calif. (BUSINESS WIRE) - September 19, 2002 - Acacia Research Corporation (NASDAQ: ACRI) today announced that the company has scheduled a Special Meeting of Stockholders to be held on November 4, 2002 at 610 Newport Center Drive, Newport Beach, California. The company has set the record date for the Special Meeting as of the close of business on September 27, 2002. Stockholders of record as of the record date will vote on several proposals at the Special Meeting.

Stockholders will vote on the recapitalization of Acacia Research to divide its common stock into two new classes -- new "CombiMatrix" stock, that would reflect the performance of its subsidiary CombiMatrix Corporation, and new "Acacia Technologies" stock, that would reflect the performance of Acacia Research's media technology businesses. If the plan is approved, Acacia Research stockholders would receive shares of both of the new classes of stock in exchange for the shares they now hold, and the new shares would be separately traded Nasdaq listed public securities.

Stockholders will also vote on a merger agreement pursuant to which Acacia would acquire the minority stockholder interests in CombiMatrix. The proposed acquisition would be accomplished through a merger in which the minority stockholders of CombiMatrix would receive shares of the new "CombiMatrix" stock, in exchange for their existing shares. Stockholders will also vote on two related proposals to approve new stock incentive plans for each business group.

About Acacia Research Corporation

Acacia Research develops, licenses and provides products for the life science and media technology sectors. Acacia licenses its V-chip technology to television manufacturers and owns pioneering technology for digital streaming and video-on-demand. Acacia Research's CombiMatrix subsidiary is developing a bio-chip technology for the life science market. Acacia Research's website is located at www.acaciaresearch.com.

About Combimatrix

CombiMatrix is developing a platform technology that has a wide range of applications, from DNA synthesis/diagnostics to immunochemical detection. The platform allows the company to rapidly produce customizable active biochips,

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which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. The company is designing its products principally to be responsive to the needs of pharmaceutical, biotechnology, and academic researchers in analyzing raw genomic data in the discovery and development of pharmaceutical products. CombiMatrix's Web site is located at www.combimatrix.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current expectations and speak only as of the date hereof. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including the recent slowdown affecting technology companies, our ability to successfully develop products, rapid technological change in our markets, changes in demand for our future products, legislative, regulatory and competitive developments and general economic conditions. Our Annual Report on Form 10-K, recent and forthcoming Quarterly Reports on Form 10-Q, recent Current Reports on Forms 8-K and 8-K/A, and other SEC filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Where You Can Find Additional Information:

In connection with the proposed recapitalization and merger, Acacia Research has filed with the SEC a proxy statement/prospectus and other relevant materials that contain important information about the merger, the recapitalization and the stock incentive plans. The proxy statement/prospectus will be mailed to the stockholders of Acacia Research and CombiMatrix. Investors and stockholders of Acacia Research and CombiMatrix are urged to read the proxy statement/prospectus and the other relevant materials because they contain important information about Acacia Research, CombiMatrix, the merger, the recapitalization and the stock incentive plans. The proxy statement/prospectus and other relevant materials and any other documents filed by Acacia Research with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Acacia Research by directing a request to: Acacia Research Corporation, 500 Newport Center Drive, Newport Beach, CA 92660, Attn: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the merger, the recapitalization or the stock incentive plans.

Acacia Research, CombiMatrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Acacia Research in favor of the merger, the recapitalization and the stock incentive plans. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Acacia Research, CombiMatrix and their respective executive officers in the recapitalization, merger and stock incentive plans by reading the proxy statement/prospectus regarding the transactions.

CONTACT: Acacia Research Corporation
         Rob Stewart (investor relations), 949/480-8300
         Fax:  949/480-8301

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